UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                NETRATINGS, INC.
                                ----------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    64116M108
                                    ---------
                                 (CUSIP Number)

                                 January 1, 2006
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages

                                  SCHEDULE 13G

CUSIP No.  64116M108                                          Page 2 of 13 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

            TCS CAPITAL INTERNATIONAL, LTD.

2    Check the Appropriate Box If a Member of a Group (See Instructions)

                                           a. [ ]
                                           b. [X]

3    SEC Use Only

4    Citizenship or Place of Organization

              CAYMAN ISLANDS

                    5        Sole Voting Power
 Number of                          0
  Shares
Beneficially        6        Shared Voting Power
  Owned By                          0
   Each
 Reporting          7        Sole Dispositive Power
  Person                            0
   With
                    8        Shared Dispositive Power
                                    0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                          0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [  ]

11   Percent of Class Represented By Amount in Row (9)

                          0%

12   Type of Reporting Person (See Instructions)

                          CO

CUSIP No.  64116M108                                          Page 3 of 13 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

            TCS CAPITAL MANAGEMENT, LLC

2    Check the Appropriate Box If a Member of a Group (See Instructions)

                                           a. [ ]
                                           b. [X]

3    SEC Use Only

4    Citizenship or Place of Organization

              DELAWARE

                    5        Sole Voting Power
 Number of                          0
  Shares
Beneficially        6        Shared Voting Power
  Owned By                          0
   Each
 Reporting          7        Sole Dispositive Power
  Person                            0
   With
                    8        Shared Dispositive Power
                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                          0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [  ]

11   Percent of Class Represented By Amount in Row (9)

                          0%

12   Type of Reporting Person (See Instructions)

                          OO

CUSIP No.  64116M108                                          Page 4 of 13 Pages




1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

               TCS CAPITAL INVESTMENTS, LP

2    Check the Appropriate Box If a Member of a Group (See Instructions)

                                           a. [ ]
                                           b. [X]

3    SEC Use Only

4    Citizenship or Place of Organization

              CAYMAN ISLANDS

                    5        Sole Voting Power
 Number of                          2,075,971
  Shares
Beneficially        6        Shared Voting Power
 Owned By                           0
  Each
Reporting           7        Sole Dispositive Power
 Person                             2,075,971
  With
                    8        Shared Dispositive Power
                                    0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                          2,075,971

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [  ]

11   Percent of Class Represented By Amount in Row (9)

                          5.6%

12   Type of Reporting Person (See Instructions)

                          PN

CUSIP No.  64116M108                                          Page 5 of 13 Pages



1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

              TCS CAPITAL GP, LLC

2    Check the Appropriate Box If a Member of a Group (See Instructions)

                                            a. [ ]
                                            b. [X]

3    SEC Use Only

4    Citizenship or Place of Organization

              DELAWARE

                    5        Sole Voting Power
Number of                           3,361,484
 Shares
Beneficially        6        Shared Voting Power
 Owned By                           0
  Each
Reporting           7        Sole Dispositive Power
 Person                             3,361,484
  With
                    8        Shared Dispositive Power
                                    0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                          3,361,484

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [  ]

11   Percent of Class Represented By Amount in Row (9)

                          9.1%

12   Type of Reporting Person (See Instructions)

                          OO

CUSIP No.  64116M108                                          Page 6 of 13 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

              ERIC SEMLER

2    Check the Appropriate Box If a Member of a Group (See Instructions)

                                           a. [ ]
                                           b. [X]

3    SEC Use Only

4    Citizenship or Place of Organization

              UNITED STATES

                     5        Sole Voting Power
Number of                           3,361,484
 Shares
Beneficially        6        Shared Voting Power
 Owned By                           0
  Each
Reporting           7        Sole Dispositive Power
 Person                             3,361,484
  With
                    8        Shared Dispositive Power
                                    0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                          3,361,484

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [   ]

11   Percent of Class Represented By Amount in Row (9)

                          9.1%

12   Type of Reporting Person (See Instructions)

                          HC

USIP No.  64116M108                                          Page 7 of 13 Pages


Item 1(a)  Name of Issuer:

           NetRatings, Inc. (the "Issuer")

Item 1(b)  Address of the Issuer's Principal Executive Offices:

           120 West 45th Street, New York, New York 10036

Item 2(a)  Name of Person Filing:

           The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

           i) TCS Capital International, Ltd. ("TCS Capital International");

           ii) TCS Capital Management, LLC ("TCS Capital Management");

           iii) TCS Capital Investments, LP ("TCS Capital Investments");

           iv) TCS Capital GP, LLC ("TCS Capital GP"); and

           v) Eric Semler ("Mr. Semler").

           This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital International, TCS Capital Investments, TCS Capital, LP, a Delaware limited partnership ("TCS Capital"), and TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II").

           TCS Capital GP is the general partner of each of TCS Capital Investments, TCS Capital and TCS Capital II. In his capacity as the managing member of TCS Capital GP, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of TCS Capital Investments, TCS Capital and TCS Capital II. TCS Capital Management is the former investment manager of TCS Capital International.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)  Citizenship:

           1) TCS Capital International is a Cayman Islands corporation;

           2) TCS Capital Management is a Delaware limited liability company;

           3) TCS Capital Investments is a Cayman Islands exempted limited partnership;

           4) TCS Capital GP is a Delaware limited liability company; and

           5) Mr. Semler is a citizen of the United States.

CUSIP No.  64116M108                                          Page 8 of 13 Pages


Item 2(d)  Title of Class of Securities:

           Common Stock, par value $0.001 per share (the "Shares").

Item 2(e)  CUSIP Number:

           64116M108

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

           This Item 3 is not applicable.

Item 4.    Ownership:

Item 4(a)  Amount Beneficially Owned:

           i) As of January 1, 2006, neither TCS Capital International nor TCS Capital Management may be deemed to be the beneficial owner of any Shares.

           ii) As of January 1, 2006, TCS Capital Investments may be deemed to be the beneficial owner of 2,075,971 Shares.

           iii) As of January 1, 2006, each of TCS Capital GP and Mr. Semler may be deemed to be the beneficial owner of 3,361,484 Shares. This number consists of (A) 2,075,971 Shares held for the account of TCS Capital Investments, (B) 179,435 Shares held for the account of TCS Capital, and (C) 1,106,078 Shares held for the account of TCS Capital II.

Item 4(b)  Percent of Class:

           i) The number of Shares of which each of TCS Capital International and TCS Capital Management may be deemed to beneficially own constitutes 0% of the total number of Shares outstanding.

           ii) The number of Shares TCS Capital Investments may be deemed to beneficially own constitutes approximately 5.6% of the total number of Shares outstanding. (Based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of Shares outstanding was 36,786,803 as of October 31, 2005.)

           iii) The number of Shares each of TCS Capital GP and Mr. Semler may be deemed to beneficially own constitutes approximately 9.1% of the total number of Shares outstanding.

USIP No.  64116M108                                          Page 9 of 13 Pages


Item 4(c)  Number of shares as to which such person has:

        TCS Capital International
        (i)   Sole power to vote or direct the vote                            0
        (ii)  Shared power to vote or to direct the vote                       0
        (iii) Sole power to dispose or to direct the disposition of            0
        (iv)  Shared power to dispose or to direct the disposition of          0

        TCS Capital Management
        (i)   Sole power to vote or direct the vote                            0
        (ii)  Shared power to vote or to direct the vote                       0
        (iii) Sole power to dispose or to direct the disposition of            0
        (iv)  Shared power to dispose or to direct the disposition of          0

        TCS Capital Investments
        (i)   Sole power to vote or direct the vote                    2,075,971
        (ii)  Shared power to vote or to direct the vote                       0
        (iii) Sole power to dispose or to direct the disposition of    2,075,971
        (iv)  Shared power to dispose or to direct the disposition of          0

        TCS Capital GP
        (i)   Sole power to vote or direct the vote                    3,361,484
        (ii)  Shared power to vote or to direct the vote                       0
        (iii) Sole power to dispose or to direct the disposition of    3,361,484
        (iv)  Shared power to dispose or to direct the disposition of          0

        Mr. Semler
        (i)   Sole power to vote or direct the vote                    3,361,484
        (ii)  Shared power to vote or to direct the vote                       0
        (iii) Sole power to dispose or to direct the disposition of    3,361,484
        (iv)  Shared power to dispose or to direct the disposition of          0

Item 5.    Ownership of Five Percent or Less of a Class:

           As of the date hereof, each of TCS Capital International and TCS Capital Management has ceased to be the beneficial owner of more than five percent of the Shares.

USIP No.  64116M108                                          Page 10 of 13 Pages


Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           The partners of TCS Capital Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of TCS Capital Investments in accordance with their ownership interests in TCS Capital Investments.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

           This Item 7 is not applicable.

Item 8.    Identification and Classification of Members of the Group:

           This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

           This Item 9 is not applicable.

Item 10.   Certification:

           By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

USIP No.  64116M108                                          Page 11 of 13 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 17, 2006                   TCS CAPITAL INTERNATIONAL, LTD.

                                         By: TCS Capital Management, LLC
                                             its Investment Manager

                                         By: /s/ Eric Semler
                                         --------------------------------------
                                         Name: Eric Semler
                                         Title: Managing Member

Date: January 17, 2006                   TCS CAPITAL MANAGEMENT, LLC


                                         By: /s/ Eric Semler
                                         ---------------------------------------
                                         Name: Eric Semler
                                         Title: Managing Member


Date: January 13, 2006                   TCS CAPITAL INVESTMENTS, LP

                                         By: TCS Capital GP, LLC,
                                             its General Partner

                                         By: /s/ Eric Semler
                                         ---------------------------------------
                                         Name: Eric Semler
                                         Title: Managing Member


Date: January 17, 2006                   TCS CAPITAL GP, LLC

                                         By: /s/ Eric Semler
                                         ---------------------------------------
                                         Name: Eric Semler
                                         Title: Managing Member


Date: January 17, 2006                   ERIC SEMLER


                                         By: /s/ Eric Semler
                                         ---------------------------------------

USIP No.  64116M108                                          Page 12 of 13 Pages




                                  EXHIBIT INDEX

                                                                       Page No.

A.   Joint Filing Agreement, dated as of January 17, 2006, by and among Mr. Eric Semler, TCS Capital Management,  LLC, TCS Capital
     International,  Ltd., TCS Capital Investments, LP and                    13
     TCS Capital GP, LLC.

                                  SCHEDULE 13G

USIP No.  64116M108                                          Page 13 of 13 Pages



                                    EXHIBIT A
                             JOINT FILING AGREEMENT

        The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Netratings, Inc., dated as of January 17, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: January 17, 2006                   TCS CAPITAL INTERNATIONAL, LTD.

                                         By: TCS Capital Management, LLC
                                             its Investment Manager

                                         By: /s/ Eric Semler
                                         --------------------------------------
                                         Name: Eric Semler
                                         Title: Managing Member

Date: January 17, 2006                   TCS CAPITAL MANAGEMENT, LLC


                                         By: /s/ Eric Semler
                                         ---------------------------------------
                                         Name: Eric Semler
                                         Title: Managing Member


Date: January 17, 2006                   TCS CAPITAL INVESTMENTS, LP

                                         By: TCS Capital GP, LLC,
                                             its General Partner

                                         By: /s/ Eric Semler
                                         ---------------------------------------
                                         Name: Eric Semler
                                         Title: Managing Member


Date: January 17, 2006                   TCS CAPITAL GP, LLC

                                         By: /s/ Eric Semler
                                         ---------------------------------------
                                         Name: Eric Semler
                                         Title: Managing Member


Date: January 17, 2006                   ERIC SEMLER


                                         By: /s/ Eric Semler
                                         ---------------------------------------